UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 7)(1)


                          Darling International Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   237266101
                    --------------------------------------
                                (CUSIP Number)

                     Stuart J. Lissner, Managing Director
                               PPM America, Inc.
                       225 West Wacker Drive, Suite 1200
                               Chicago, IL 60606
                           Telephone: (312) 634-2501
------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)



                              September 23, 2003
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].








(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 11 Pages)

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

------------------------                               ------------------------
CUSIP No. 237266101                13D                      Page 2 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America Special Investments
              Fund, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
                                           None.

          NUMBER OF                 -------------------------------------------
            SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY                      1,175,558 shares
           OWNED BY
             EACH                   -------------------------------------------
          REPORTING                 9      SOLE DISPOSITIVE POWER
            PERSON                         None.
             WITH
                                    -------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           1,175,558 shares

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,175,558 shares
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.9%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No. 237266101                13D                      Page 3 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  PPM America Fund Management GP, Inc.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
                                           None.

          NUMBER OF                 -------------------------------------------
            SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY                      1,175,558 shares(1)
           OWNED BY
             EACH                   -------------------------------------------
          REPORTING                 9      SOLE DISPOSITIVE POWER
            PERSON                         None.
             WITH
                                    -------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           1,175,558 shares(1)

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,175,558 shares(1)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.9%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
-------------------------------------------------------------------------------
(1) All of the shares of Darling International Inc. common stock covered by this report are owned beneficially by PPM America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No. 237266101                13D                      Page 4 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America Special Investments
              CBO II, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP        (a)  |_|
                                                                    (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                              |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
                                           None.

          NUMBER OF                 -------------------------------------------
            SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY                      744,014 shares
           OWNED BY
             EACH                   -------------------------------------------
          REPORTING                 9      SOLE DISPOSITIVE POWER
            PERSON                         None.
             WITH
                                    -------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           744,014 shares

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              744,014 shares
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.2%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No. 237266101                13D                      Page 5 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America CBO II Management Company

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
                                           0

          NUMBER OF                 -------------------------------------------
            SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY                      744,014 shares(2)
           OWNED BY
             EACH                   -------------------------------------------
          REPORTING                 9      SOLE DISPOSITIVE POWER
            PERSON                         0
             WITH
                                    -------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           744,014(2)

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              744,014 shares(2)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.2%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------
(2) All of the shares of Darling International Inc. common stock covered by this report are owned beneficially by PPM America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO
II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No. 237266101                13D                      Page 6 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM MGP (Bermuda), Ltd.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Bermuda
-------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
                                           None.

          NUMBER OF                 -------------------------------------------
            SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY                      824,442 shares(3)
           OWNED BY
             EACH                   -------------------------------------------
          REPORTING                 9      SOLE DISPOSITIVE POWER
            PERSON                         None.
             WITH
                                    -------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           824,442 shares(3)

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              824,442 shares(3)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.3%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
-------------------------------------------------------------------------------

(3) 80,428 shares of Darling International Inc. common stock covered by this report are held by Daple S.A., a company incorporated with limited liability under the laws of Luxembourg ("Daple"). PPM America, Inc. and PPM MGP (Bermuda), Ltd., a company organized under the laws of Bermuda ("PPM Bermuda"), are each the beneficial owners of such securities for purposes of Rule 13d-3, as Daple has delegated all power to vote and to acquire and dispose of such securities to PPM America, Inc. pursuant to an Investment Advisory Agreement and to PPM Bermuda pursuant to a Special Investment Management Agreement. 744,014 shares of Darling International Inc. common stock covered by this report are owned beneficially by CBO II, and none of such securities are owned directly or indirectly by PPM Bermuda. PPM Bermuda is the managing general partner of CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM Bermuda is the beneficial owner of any of the securities owned beneficially by CBO II.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No. 237266101                13D                      Page 7 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America, Inc.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
                                           0

          NUMBER OF                 -------------------------------------------
            SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY                      2,000,000 shares(4)
           OWNED BY
             EACH                   -------------------------------------------
          REPORTING                 9      SOLE DISPOSITIVE POWER
            PERSON                         None.
             WITH
                                    -------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           2,000,000 shares(4)

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,000,000 shares(4)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.2%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
-------------------------------------------------------------------------------
(4) 1,919,572 of the shares of Darling International Inc. common stock covered by this report are owned beneficially by SIF I and CBO II, and none of such securities are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of each of SIF I and CBO II.
As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of such the securities owned beneficially by SIF I and CBO II. 80,428 of the shares of Darling International Inc. common stock covered by this report are held by Daple. PPM America, Inc. and PPM Bermuda are each the beneficial owners of such securities for purposes of Rule 13d-3, as Daple has delegated all power to vote and to acquire and dispose of such securities to PPM
America, Inc. pursuant to an Investment Advisory Agreement and to PPM Bermuda pursuant to a Special Investment Management Agreement.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No. 237266101                13D                      Page 8 of 11 Pages
------------------------                               ------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM Holdings, Inc.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
                                           None.

          NUMBER OF                 -------------------------------------------
            SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY                      2,000,000 shares(5)
           OWNED BY
             EACH                   -------------------------------------------
          REPORTING                 9      SOLE DISPOSITIVE POWER
            PERSON                         None.
             WITH
                                    -------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           2,000,000 shares(5)

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,000,000 shares(5)
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.2%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
-------------------------------------------------------------------------------
(5) All of the shares of Darling International Inc. common stock covered by this report are owned beneficially by SIF I, CBO II, or by PPM America, Inc. and PPM Bermuda (on behalf of Daple). Each of PPM America, Inc., PPM Bermuda, SIF I GP and CBO II GP are subsidiaries of PPM Holdings, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM Holdings, Inc. is the beneficial owner of any of the securities covered by this statement.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated May 22, 2002 (the "Schedule 13D"), as amended on November 5, 2002, January 17, 2003, March 19, 2003, August 13, 2003, September 10, 2003 and September 12, 2003 relating to the Common Stock, par value $.01 per share, of Darling International Inc. (the "Issuer"). Unless otherwise indicated, any defined term used herein shall have the meaning given to such term in the Schedule 13D.

Item 1. Security and Issuer.
        -------------------

     No Amendment.

Item 2. Identity and Background.
        -----------------------

     No Amendment.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     No Amendment.

Item 4. Purpose of Transaction.
        -----------------------

     No Amendment.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     Item 5(a), (b) and (c) is hereby amended and restated and Item 5(e) is hereby added as follows:

     (a) and (b)   SIF I is the beneficial owner of 1,175,558 shares of Common
Stock, representing approximately 1.9% of the Issuer's outstanding Common Stock. SIF I shares voting and dispositive power over these shares with SIF I GP who, as the general partner of SIF I, may be deemed to be the beneficial owner of those shares beneficially owned by SIF I. CBO II is the beneficial owner of 744,014 shares of Common Stock, representing approximately 1.2% of the Issuer's outstanding Common Stock. CBO II shares voting and dispositive power over these shares with CBO II GP, who, as the general partner of CBO II, may be deemed to be the beneficial owner of those shares beneficially owned by CBO II.


     80,428 shares of Common Stock, representing approximately .13% of the outstanding Common Stock, are held by Daple. PPM America, Inc. and PPM Bermuda are each the beneficial owners of such securities for purposes of Rule 13d-3, as Daple has delegated all power to vote and to acquire and dispose of such securities to PPM America, Inc. pursuant to an Investment Advisory Agreement and to PPM Bermuda pursuant to a Special Investment Management Agreement. Therefore, PPM America and PPM Bermuda share voting and dispositive power over these shares. In addition, PPM Bermuda, as the general partner of CBO II, may also be deemed to be the beneficial owner of 744,014 shares of Common Stock, representing approximately 1.2% of the outstanding Common Stock, and PPM America, as investment manager/adviser to SIF I and CBO II, may also be deemed to be the beneficial owner of 1,919,572 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock. Holdings, as the parent company of SIF I, CBO II, PPM America and PPM Bermuda may be deemed to be the beneficial owner of 2,000,000 shares of Common Stock, representing approximately 3.2% of the outstanding Common Stock. All percentages set forth in this amendment to the Schedule 13D are based upon the Issuer's reported 62,325,368 outstanding shares of Common Stock as of August 7, 2003, as reported in the Issuer's Form 10-Q for the quarter ended June 28, 2003.





     (c) The following transactions in the Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions:

------------------------------------------- ------------------------- -------------------------- ---------------------
Reporting Person                            Date of Disposition       Number of Shares Sold      Price per Share
----------------                            -------------------       ---------------------      ---------------
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM America Special Investments Fund, L.P.  August 12, 2003                 2,938,893                   $2.25
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM America Special Investments CBO II,     August 12, 2003                 1,860,036                   $2.25
L.P.
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM MGP (Bermuda), Ltd./PPM America, Inc.   August 12, 2003                   201,071                   $2.25
(on behalf of Daple)
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM America Special Investments Fund, L.P.  September 9, 2003               2,938,893                   $2.40
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM America Special Investments CBO II,     September 9, 2003               1,860,036                   $2.40
L.P.
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM MGP (Bermuda), Ltd./PPM America, Inc.   September 9, 2003                 201,071                   $2.40
(on behalf of Daple)
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM America Special Investments Fund, L.P.  September 11, 2003              2,293,869                   $2.50
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM America Special Investments CBO II,     September 11, 2003              1,451,798                   $2.50
L.P.
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM MGP (Bermuda), Ltd./PPM America, Inc.   September 11, 2003                156,940                   $2.50
(on behalf of Daple)
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM America Special Investments Fund, L.P.  September 23, 2003              1,175,557                   $2.70
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM America Special Investments CBO II,     September 23, 2003                744,014                   $2.70
L.P.
------------------------------------------- ------------------------- -------------------------- ---------------------
PPM MGP (Bermuda), Ltd./PPM America, Inc.   September 23, 2003                 80,429                   $2.70
(on behalf of Daple)
------------------------------------------- ------------------------- -------------------------- ---------------------

     (e) As a result of the dispositions on September 23, 2003, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Common Stock.


Item 6. Contracts, Arrangements, Understanding or Relationships
        With Respect To Securities Of The Issuer.
        ----------------------------------------

     No Amendment.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

     No Amendment.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2003

PPM AMERICA SPECIAL INVESTMENTS             PPM AMERICA SPECIAL INVESTMENTS
FUND, L.P.                                  CBO II, L.P.
By:  PPM America, Inc.                      By:  PPM America, Inc.
As Attorney-in-Fact                         As Attorney-in-Fact

By: /s/ Brian Schinderle                    By: /s/ Brian Schinderle
   -----------------------------               --------------------------------
Brian Schinderle                            Brian Schinderle
Senior Managing Director                    Senior Managing Director

PPM AMERICA FUND MANAGEMENT                 PPM AMERICA, INC.
GP, INC.

By: /s/ Brian Schinderle                    By: /s/ Brian Schinderle
   -----------------------------               --------------------------------
Brian Schinderle                            Brian Schinderle
Senior Vice President                       Senior Managing Director


PPM AMERICA CBO II MANAGEMENT               PPM MGP (BERMUDA), LTD.
COMPANY
By:   PPM MGP (Bermuda), Ltd.               By: /s/ Brian Schinderle
Its:  Managing General Partner                 ---------------------------------
                                            Brian Schinderle
By: /s/ Brian Schinderle                    Senior Vice President
--------------------------------
Brian Schinderle
Senior Vice President

PPM HOLDINGS, INC.

By: /s/ Mark Mandich
   ------------------------------
Mark Mandich
Chief Operating Officer and
Executive Vice President


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

     The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).